Filed by Motient Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Rare Medium Group, Inc.
                           Motient Corporation and Rare Medium Group, Inc. Commission File No. 0-13865

On May 31, 2001, Motient Corporation published a newsletter for its employees which included the following article.


Caution Concerning Forward-Looking Statements

The discussion set forth in the article includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the consummation of the proposed merger, combined business opportunities and synergies, expected revenues, liquidity, effect on cash expenditures, cash flow and outstanding bank indebtedness, and financial performance. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors, financial markets, the failure of the proposed transaction described above to be completed for any reason or the parties being unable to recognize the benefits of the transaction. More detailed information about those factors is contained in Motient's and Rare Medium's filings with the Securities and Exchange Commission, including Motient's registration statement on form S-3 (File No. 333-42014) and Motient's annual report on Form 10K for the year ended December 31, 2000.

Motient and Rare Medium will be filing a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Motient or Rare Medium with respect to the proposed transaction may be obtained free of charge by contacting Rare Medium Group, Inc., 565 Fifth Avenue, New York, New York 10017, Attention:
Investor Relations (tel.: 212-883-6940) or Motient Corporation, 10802 Parkridge Blvd, Reston, VA, 20191. INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Motient  and  its  directors  and  executive   officers  may  be  deemed  to  be
participants in the solicitation of proxies from Motient stockholders. The directors and executive officers of Motient include: Gary Parsons, Walter Purnell, Jack Shaw, Billy Parrott, Andrew Quartner, Jonelle St. John, W. Bartlett Snell, David Engvall, and Dennis Matheson. Collectively, as of April 30, 2001, the directors and executive officers of Motient beneficially owned approximately 2.65% of the outstanding shares of the company's common stock. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.




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Motient Finds Itself in "Rare" Form
-----------------------------------
On April 3, Motient gained a new partner in the wireless world - Rare Medium Group, Inc. Then, on May 14, Motient gained 400+ new employees, six new offices, and $100 million in cash by agreeing to acquire and merge with Rare Medium. "This is a big deal" stated Walt Purnell, Motient president and CEO, at the Employee Forum. During the current downturn, merging with Rare Medium puts Motient in a better position for the future. The deal presents a creative use of our XM stock, allows us to acquire a business with lots of synergy, and pay down our debt."

Who?
----
Rare Medium is an award-winning  Internet  services firm based in New York City.
It is a publicly traded company (NASDAQ: RRRR) with offices located in Dallas, Denver, Atlanta, Northern and Southern California, and New York City. Rare's client list includes XM Satellite Radio, Microsoft, The NY Times, Epson, General Mills, Direct Web, The Washington Post, IBM, Forbes, Neiman Marcus, Pfizer, Paine Webber, and JP Morgan.

The company provides end-to-end Internet professional services including strategic, creative and technological consulting for eBusiness initiatives. Beyond Rare Medium's Internet expertise, clients utilize its solutions in vertical sectors such as automotive, entertainment, consumer goods and services, financial services, high technology, and health care.

Rare has approximately 450 employees and on average, they are a decade younger than the Motient average, which is 39. Most Rare employees are consultants, and therefore are billable to clients. This provides an engagement-oriented revenue stream compared to Motient's run rate.

Matchmaker
----------
Late last year, IBM acted as matchmaker and introduced Rare Medium and Motient executives. Rare is one of IBM's largest eBusiness partners. Using IBM's WebSphere - a new, universal Internet software platform - clients turn to Rare Medium for emerging eCommerce, broadband and wireless initiatives. According to Bart Snell, senior vice president and CFO, "both IBM and Rare Medium have name brand recognition as well as access to Fortune 1000 CIOs looking to implement solutions that encompass the best practice for eCommerce and mobility." When implementing a wireless solution such as eLink, the CIOs must be able to control the deployment and maintenance. IBM and Rare offer CIOs the ability to scale solutions, whether wireline or wireless.

Rare Medium believes reaching consumers through any device, any time, any place is good business. When the partnership discussions began, following Rare's initial $25 million investment, it was apparent that a more formal relationship should evolve. Combining Rare's ability to enable businesses with Motient's wireless network generates business synergy. According to Walt, "We saw in a merger an opportunity to jointly approach corporate prospects with a complete array of products and solutions that would enable Rare to gain more development and integration engagements and for Motient to close more network business. We are preparing a joint "go to market" strategy to maximize this business synergy."

Synergy
-------
Previously Motient worked with numerous hardware, software, and middleware partners to deliver customers end-to-end solutions. Today, eLink and BlackBerry provide mobile access to email, and Web content; however, customers now have larger demands - access to corporate business data, the Intranet, and broader access to the Internet. "Email opened the door, but now the customer wants to do substantially more. This is where Rare Medium Group comes in."

At a joint conference call on May 15, Glenn S. Meyers, Rare Medium chairman and CEO, expressed his thoughts on the merger. "This transaction represents a new chapter in our evolution as a leading technology solutions company. Six years ago, when we started Rare Medium as one of the first Web developers, the World Wide Web and the Internet were being formed as this new communications paradigm. We believe that wireless data will be the new communications paradigm and platform of choice in this millennium. The combined company will be truly uniquely positioned to leverage this opportunity."

Next?
-----
According to Dan Croft, vice president, "We are redefining 'end-to-end solutions.'" Motient and Rare Medium are developing an immediate plan to jointly pursue key B2B applications. Dan Croft and the Wireless Internet Services team are working with Rare to determine which product and services can be leveraged for maximum returns. Dan believes, "We are implementing a staged rollout to gain a few quick hits. In the end, we will be cultivating larger and longer engagements; the return is a more profitable customer relationship."

The transaction still requires shareholder and regulatory approval, which is expected to conclude in the third quarter. Upon consummation of this merger, Motient will offer a full range of software solutions, including Web-enabled enterprise systems, and the related mobile extensions. By enabling customers to transform their eBusiness into mBusiness, the "m" for mobile will translate into a synonym for Motient.